Exhibit 99.8

Shareholders’ blood is up over Sovereign and Calpine.
By JOHN DIZARD
13 December 2005

Two crucial battles for investors’ rights are about to be fought out in federal courts: the struggle over the sale of a control stake in Sovereign Bank’s holding company, and the liquidity crisis at Calpine. From what I hear, the latter company is more likely to take a decisive step into court this month, rather than postponing action until January. At this point, any delay on Calpine’s part speaks more to the board’s previous lack of planning than to the possibility for an out-of-court solution.

In both cases, a supine board has permitted management to fritter away the chances for the preservation of value, or seek peaceful solutions to conflicts with creditors and shareholders. One could undertake a socio-psychological analysis of how aggressive people such as the CEOs of Sovereign and Calpine have been able to dominate their notional employers.

A more useful exercise for active investors would be to see how the law, or its implementation, could be changed to make sure fiascos such as these do not happen again.

The direct (disclosed) conflicts of interest among Sovereign board members are more pathetic than shocking. I mean, a lawn care contract? If there had been five-figure nightclub bills at least there would have been entertainment value from the headlines, although presumably the grass would still need trimming.

The key fight in the Sovereign case is over CEO Jay Sidhu’s proposed sale of a one-fifth stake in the holding company to Banco Santander, the Spanish banking giant. The proposed sale at what other shareholders see as a low price would make it impossible to sell a control position in the bank to another bidder who might get rid of Sidhu and his allies, including the beneficiary of the lawn care contract. That would give effective control of the company to the management group and Santander, and keep dissident shareholders, in particular Relational Investors, a long only fund, and Franklin Mutual Shares, part of the Franklin-Templeton mutual fund group, from getting board seats. An activist board would probably get rid of current management and, possibly, take action to sell the company at a higher price.

Sidhu won the first battle with the Sovereign dissidents, when the New York Stock Exchange regulatory group allowed the stock sale to Santander to go forward, without putting what is arguably a change of control to a shareholder vote. The NYSE has a reputation as a friend of the corporate management who sign the listing fee cheques, and it preserved that reputation with this decision.

This week, however, there are plans on the part of large shareholders to open two new fronts in the Sidhu-Shareholder War. Relational Investors filed suit in a New York federal court yesterday asserting that under Pennsylvania’s change-of-control law Santander and Sidhu are, effectively, a control group, and therefore they can be forced to get an outside appraisal of the value of the company before the block is sold to Santander. That could be very expensive and time consuming.

Second, one or more dissidents could protest at the NYSE’s granting of a free pass to Sidhu before the Securities and Exchange Commission. The argument would be that the NYSE has, effectively, changed its rules on corporate governance, without a required SEC review, by allowing Sovereign management to count treasury shares in making the case that Santander’s block is a smaller percentage than would trigger the requirement for a shareholder vote. The dissidents believe the NYSE’s interpretation of the rules contradicts the documented original intent of the SEC.

John Coffee, a highly regarded securities law professor at Columbia Law School, says: “By allowing the Sovereign management to count treasury shares, the NYSE has allowed an exception that overwhelms the rule. If this didn’t represent a rule change, then (managements under attack) would have used this strategy before (Sovereign did).”

Sidhu and Santander can also expect a proxy fight next year with dissidents seeking both board seats and new management. They will no doubt argue that the dissidents cannot have any contact with each other in the course of the fight, unless they formally join together and register with the SEC as a single group, which would carry a significant cost and regulatory burden. “I don’t think the dissidents would need to do that if they were only talking among themselves,” Mr Coffee says. “They probably would if they hired joint counsel, signed the same letters, and shared proxy expenses.”

Anyway, the dissidents are still fighting. “Absolutely,” says one. “Our blood is still up.”

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